June 1, 2007
Via Edgar and Fax
Brian McAllister
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 3561
Washington, D.C. 20549-0404

Re:	Corning Natural Gas Corporation Form 10-K for Fiscal Year Ended September 30, 2006 Filed December 29, 2006 SEC File No. 0-00643
Dear Mr. McAllister,
On behalf of Corning Natural Gas Corporation and pursuant to our telephone conversations, attached please find a copy of Amendment No. 2 to Form 10-K/A addressing the comments of the staff of the Securities and Exchange Commission contained in Michael Moran’s letter to Mr. Michael German dated May 10, 2007.
Please let us know if we can provide you with any further information regarding this matter. You can reach me at 216-736-7215 or my partner, Marc C. Krantz, at 216-736-7204.
Sincerely,
/s/ Christopher J. Hubbert
Christopher J. Hubbert

cc:	Michael Moran Michael I. German Marc C. Krantz Michele L. Hoza

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